EXHIBIT 12.2


Allied Waste Industries, Inc.
Ratio of Earnings to Fixed charges and Preferred Dividends For the Five
Years Ended December 31, 1997 and the Quarter Ended March 31, 1998
(in thousands, except for ratios)

                                                                                                           Qtr Ended
                                                    ------------------------------------------------------ March 31,
                                                      1993       1994       1995       1996       1997       1998
                                                    ---------- ---------- ---------- ---------- ---------- ---------
Fixed Charges:
   Interest expensed                                   7,093     13,089     12,207      9,921     90,257     19,272
   Interest capitalized                                1,058      3,517     11,088     12,970     36,929     15,024
                                                    ---------- ---------- ---------- ---------- ---------- ---------
       Total interest expense                          8,151     16,606     23,295     22,891    127,186     34,296
   Interest component of rent expense                    338        527      1,191      2,317      3,047        925
   Amortization/write-off of debt insurance costs        540        869        359        877      3,866        982
                                                    ---------- ---------- ---------- ---------- ---------- ---------
       Total fixed charges                             9,029     18,002     24,845     26,085    134,099     36,203
   Preferred dividends, grossed up for taxes           1,521      5,726      7,170      1,081        642          0
                                                    ---------- ---------- ---------- ---------- ---------- ---------
       Total fixed charges and preferred dividends    10,550     23,728     32,015     27,166    134,741     36,203
                                                    ========== ========== ========== ========== ========== =========

Earnings:
   Income (loss) from continuing operations            4,336     (1,994)    22,670    (67,330)    91,082     28,387
     before income taxes
   Plus fixed charges (no preferred dividends)         9,029     18,002     24,845     26,085    134,099     36,203
   Less interest capitalized                          (1,058)    (3,517)   (11,088)   (12,970)   (36,929)   (15,024)
                                                    ---------- ---------- ---------- ---------- ---------- ---------
       Total earnings                                 12,307     12,541     36,427    (54,215)   188,252     49,566
                                                    ========== ========== ========== ========== ========== =========

Ratio of earnings to fixed chgs and pfd stock divs     1.2         *            1.1     **            1.4        1.4
                                                    ========== ========== ========== ========== ========== =========

*        Earnings were inadequate to cover fixed charges and preferred stock dividends by $11,187.
**       Earnings were inadequate to cover fixed charges and preferred stock dividends by $81,381.
